TESCO

Tesco Corporation

Third Quarter Report

For the Nine Months Ended
September 30, 2004

Corporate Profile

Tesco Corporation is a global leader in the design, manufacture and service of technology based solutions for the upstream energy industry. The Corporation’s mandate is to change the way people drill wells by delivering safer and more efficient solutions that add real value by reducing the costs of drilling for and producing oil and gas. With a history of technical innovation and superior customer service, Tesco continues to set new standards.

Tesco Corporation is listed on the Toronto Stock Exchange under the symbol “TEO” and on the NASDAQ System under the symbol “TESOF”.

Selected Consolidated Financial Information

The following is a summary of selected consolidated financial information of the Corporation for the periods indicated:

Three months ended	09/30/04	06/30/04	03/31/04	12/31/03	09/30/03
					(restated)
Revenues	45.8	38.9	48.8	39.9	48.6
Gross profit(1)	18.2	13.8	16.6	14.0	15.7
Margin %	40%	36%	34%	35%	32%
Operating contribution (deficiency)(1)	4.0	(0.2)	2.6	(0.6)	0.7
Stock compensation expense	(0.8)	(0.5)	(0.6)	(0.5)	(0.6)
Financial expense	(1.5)	(1.0)	(1.5)	(1.8)	(3.1)
Restructuring and other exceptional items	—	—	—	(7.5)	—
Pre-tax earnings (loss)	1.7	(1.7)	0.5	(10.4)	(3.0)
Income taxes	0.7	(0.3)	0.4	(2.8)	(0.8)
Net income (loss)	1.0	(1.4)	0.1	(7.6)	(2.2)

Basic and diluted net earnings (loss) ($ per share)	$0.03	$(0.04)	$0.00	$(0.22)	$(0.06)
Total assets	312.1	318.5	323.7	325.1	325.6

Long term debt	65.2	69.3	68.0	67.2	70.4
Cash	56.0	56.1	48.2	52.1	35.6

Net debt	9.2	13.2	19.8	15.1	34.8

Shareholders’ equity	224.9	221.5	222.3	221.5	228.5

(1)	Gross profit and Operating contribution (deficiency) are not recognized measures under Canadian generally accepted accounting principles (GAAP). Management believes that, in addition to Net income (loss), these measures are useful supplemental measures of the Corporation’s operating performance. Investors are cautioned that neither Gross profit nor Operating contribution (deficiency) should be construed as an alternative to Net income (loss) determined in accordance with GAAP as an indicator of Tesco’s performance. Tesco’s method of calculating Gross profit and Operating contribution (deficiency) may differ from other companies and, accordingly, not be comparable to similar measures used by other companies.

TESCO CORPORATION    Third Quarter Report

Management’s Discussion and Analysis

This discussion of the Corporation’s financial results, position and prospects is based on information available at November 2, 2004 and should be read in conjunction with the unaudited consolidated financial statements of the Corporation for the three and nine months ended September 30, 2004 and 2003.

Results of operations

Tesco provides its products and services to the oil and gas drilling industry. Drilling activity levels are important to Tesco in that each active drilling rig provides a revenue opportunity for the Corporation. The average number of active drilling rigs, as reported by Baker Hughes, for the third calendar quarter and first nine months of the last three years was:

Three months ended Sept. 30	2004	2003	2002
United States	1,229	1,088	853
Canada	326	383	250
Latin America (including Mexico)	292	253	204
Europe, Africa and Middle East	347	350	342
Asia Pacific	208	179	172

Worldwide average	2,402	2,253	1,821

Nine months ended Sept. 30	2004	2003	2002
United States	1,170	1,006	826
Canada	352	360	260
Latin America (including Mexico)	285	237	211
Europe, Africa and Middle East	345	349	344
Asia Pacific	197	177	169

Worldwide average	2,349	2,129	1,810

In addition to drilling activity, the Corporation’s reported revenues are significantly influenced by the exchange rate between the Canadian and U.S. dollars. Almost all of the Corporation’s revenues generated outside Canada are denominated in U.S. dollars, which are converted to Canadian dollars for financial reporting purposes at the exchange rate in effect during the period in which the revenue is earned. The average Canadian/U.S. dollar exchange rates for the third calendar quarter and first nine months of the last three years were:

Three months ended Sept. 30	2004	2003	2002
U.S.$1 converts to Canadian	$1.33	1.38	1.55

Nine months ended Sept. 30	2004	2003	2002
U.S.$1 converts to Canadian	$1.33	1.45	1.57

QUARTERS AND NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

Revenues

Wellsite Services Division

The following is a summary of the third party revenues of the Wellsite Services Division for the periods indicated:

Three months ended Sept. 30	2004	2003	2002
$000
Portable Top Drives	17,432	17,258	19,998
Casing Drilling™
– contract drilling	2,492	5,039	1,316
– downhole tools	523	—	—
– casing accessories	1,482	2,762	315
Casing Running
– traditional	8,524	6,222	—
– proprietary	1,782	675	—
Well Control	40	261	145
Other	—	—	—

	32,275	32,217	21,774

Nine months ended Sept. 30	2004	2003	2002
$000
Portable Top Drives	52,778	55,223	62,429
Casing Drilling™
– contract drilling	9,601	14,756	3,857
– downhole tools	964	—	—
– casing accessories	4,768	4,890	1,164
Casing Running
– traditional	23,244	17,721	—
– proprietary	4,225	1,234	—
Well Control	2,269	1,817	1,282
Other	32	—	213

	97,881	95,641	68,945

Revenues for both the third quarter and first nine months of 2004 compared with the same periods in 2003 were affected by the decline in the U.S./Canadian dollar exchange rate. In U.S. dollar terms, the increase in third quarter revenues from 2003 to 2004 is 4% compared with less than 1% in Canadian dollar terms; the same comparison for the first nine months of the year results in a U.S. dollar increase of 10% compared with 2% in Canadian dollar terms.

TESCO CORPORATION    Third Quarter Report

The geographical distribution of top drive operating days and average daily operating rates over the third calendar quarter and first nine months of the last three years are as follows:

Three months ended
September 30	2004		2003		2002
Region	Days	%	Days	%	Days	%
United States	1,779	39	1,714	36	1,403	31
Canada	308	7	641	14	487	11
S. America	908	20	468	10	653	15
Mexico	477	11	962	20	889	20
Asia/Pacific	767	17	636	13	609	13
Europe, Africa, Middle East	285	6	350	7	457	10

	4,524		4,771		4,498

Average daily operating rates	$3,853		$3,617		$4,446

Nine months ended
September 30	2004		2003		2002
Region	Days	%	Days	%	Days	%
United States	4,945	35	4,533	32	4,679	33
Canada	2,056	14	2,464	17	1,904	14
S. America	2,290	16	1,482	10	2,297	16
Mexico	1,546	11	2,981	21	2,538	18
Asia/Pacific	2,688	19	1,746	12	1,700	12
Europe, Africa, Middle East	703	5	1,181	8	985	7

	14,228		14,387		14,103

Average daily operating rates	$3,767		$3,838		$4,427

Overall, the level of top drive operating days reflects worldwide drilling activity reported by Baker Hughes, although there are substantial regional variations in Tesco’s top drive activity in response to local conditions. In particular, Tesco’s operations in Mexico are dependent on the drilling program of Pemex in Tesco’s contract area, which has resulted in substantially lower than expected operating days from this region.

The Corporation continues to provide contract Casing Drilling™ services to two customers in South Texas using its Genesis-series rigs. Two of Tesco’s three rigs operated through the quarter. The third rig is being mobilized to move to Mexico and drill a five-well program; the contract for this drilling program is being entered into under the terms of a Joint Operations Agreement between Tesco and Schlumberger to work together to provide Casing Drilling™ services. Negotiations to sell these rigs to Drillmar were terminated during the quarter and Tesco will continue to operate and contract the rigs as part of a complete Casing Drilling™ package.

The contribution of Tesco’s proprietary Casing Running System (“CRS”) to the Corporation’s casing running revenues continues to increase. CRS revenues for the third quarter of 2004 represent an increase of $0.4 million from the immediately preceding quarter and revenues of $4.2 million from this product in the first nine months of 2004 are 133% higher than the $1.8 million generated in the whole of 2003. For the year to date, Tesco has completed slightly more than 200 CRS jobs for average revenue per job of $21,600. By comparison, the Corporation’s traditional casing running business in East Texas and North Louisiana generates per job revenues of slightly more than $5,000.

Products Division

The following is a summary of the revenues of the Products Division for the periods indicated:

Three months ended Sept. 30	2004	2003	2002
$000
Portable Top Drives
– unit sales	8,386	10,487	12,544
– after-sales parts sales and service	4,006	5,275	3,464
Casing surface equipment	443	—	—
Other	738	581	385

Total third party	13,573	16,343	16,393
Internal sales	6,114	9,238	5,536

Total revenues	19,687	25,581	21,929

Nine months ended Sept. 30	2004	2003	2002
$000
Portable Top Drives
– unit sales	22,251	31,629	31,095
– after-sales parts sales and service	11,234	14,838	10,179
Casing surface equipment	443	—	—
Other	1,706	3,668	813

Total third party	35,634	50,135	42,087
Internal sales	19,193	34,074	17,379

Total revenues	54,827	84,209	59,466

TESCO CORPORATION    Third Quarter Report

Tesco sold eight top drive systems in the third quarter and delivered a further system to a customer under a 24 month lease-to-purchase arrangement. Of the sold systems, four were used units from the Corporation’s rental fleet. Currently, the Corporation has on hand purchase commitments for six top drive systems for delivery in the fourth quarter. Management attributes the increase in sales achieved in Q3 over Q2 and the level of committed sales for Q4 to the steps that were taken in the first half of this year, including hiring additional sales personnel and an increase in focus on sales and marketing.

Gross Profit

The Corporation’s gross profit percentage for the third quarter of 2004 was 40%, an increase from 36% achieved in the immediately preceding quarter and from 32% achieved in the same quarter a year ago. The sequential improvement is principally attributable to a greater portion of Tesco’s manufacturing overhead being recovered by an 18% sequential increase in revenues. The year-over-year increase in gross profit percentage reflects the improving performance of the Corporation’s Casing Drilling™ and Casing Running businesses.

Operating Contribution

Operating contribution is gross profit less product development, selling, general and administrative and depreciation and amortization expenses.

Three months ended Sept. 30	2004	2003	2002
$000
Gross Profit	18,161	15,721	13,826
Expenses
– Product Development	813	2,696	3,109
– Selling, General & Administrative	8,531	7,939	6,792
– Depreciation & Amortization	4,774	4,449	2,912

Operating contribution	4,043	637	1,013

Nine months ended Sept. 30	2004	2003	2002
$000
Gross Profit	48,642	49,465	41,273
Expenses
– Product Development	3,391	8,657	10,134
– Selling, General & Administrative	24,635	26,249	23,502
– Depreciation & Amortization	14,221	12,171	8,532

Operating contribution	6,395	2,388	(895)

Product Development Expense

Product development expenses are significantly less than amounts incurred in the comparable periods last year, reflecting management’s focus on commercializing the developments of prior years.

Selling, General & Administrative Expense

Selling, general and administrative expense for the third quarter of 2004 was $8.5 million, an increase of approximately $0.5 million, or 6%, from the immediately preceding quarter and the same quarter last year. Third quarter SG&A includes expenses relating to the search for and hiring of the Chief Operating and Financial Officers for the Corporation and costs incurred as part of the Corporation’s preparation for the requirement to certify and have audited its financial controls under the U.S. Sarbanes-Oxley legislation. The Corporation initiated a preparedness project early in Q3 this year in order to meet these requirements, which will become effective for Tesco at its 2005 fiscal year end. Management expects the time, effort and incremental consulting and external audit costs to be significant between now and the end of 2005.

Depreciation and Amortization

Depreciation and amortization expense for the third quarter of 2004 was essentially unchanged from the immediately preceding quarter. The increase of $2.1 million for the year to date as compared to the same period last year is primarily the result of depreciation on the machining facility that was acquired in July of 2003.

Stock Compensation Expense

The increase in stock based compensation expense for the third quarter of 2004 compared to the immediately preceding quarter results from the reduction in the prior quarter’s expense caused by the forfeiture of options on the departure from the Corporation of certain executives. The amount of the expense reversal recorded in the second quarter was $0.3 million.

TESCO CORPORATION    Third Quarter Report

Financial (Income) Expense

Three months ended Sept. 30	2004	2003	2002
$000
Interest income	(206)	(157)	(738)
Interest expense	1,281	1,378	750

Net interest expense	1,075	1,221	12
Foreign exchange (gain) loss	370	1,832	(22)
Other financial items	93	76	(218)

	1,538	3,129	(228)

Nine months ended Sept. 30	2004	2003	2002
$000
Interest income	(645)	(467)	(2,063)
Interest expense	3,823	3,979	3,125

Net interest expense	3,178	3,512	1,062
Foreign exchange (gain) loss	503	2,525	712
Other financial items	311	(595)	(531)

	3,992	5,442	1,243

Interest income for the third quarter and first nine months of 2004 has increased in comparison with the same periods in the prior year as a result of increases in the Corporation’s interest-earning cash balances. The average of the opening and closing cash balances for the first nine months of 2004 was $54.0 million, compared with $47.2 million in 2003. The reduction in interest expense in the same periods is the result of changes in the U.S./Canadian dollar exchange rate; all of the Corporation’s interest-bearing debt is denominated in U.S. dollars. This reduction due to exchange rate changes was offset to some extent by additional interest expense on debt incurred to finance the acquisition of the Corporation’s machining facility in Calgary in July of 2003.

Foreign exchange gains and losses for the third quarter and first nine months of 2004 reflect a more stable U.S./Canadian dollar relationship than during the same periods in the prior year. Over the first nine months of 2004, the currencies have traded in a range of Canadian $1.26 — $1.37 to U.S.$1.00; the trading range over the same period in 2003 was Canadian $1.35 — $1.57 to U.S.$1.00.

Until the end of the second quarter of 2003, other financial items included the Corporation’s interest in the earnings of Drillers Technology Corporation.

Income Taxes

Tesco operates in many jurisdictions around the world through multiple taxable entities. The Corporation’s tax provision reflects the fact that from time to time, the Corporation’s operations in these different taxable entities vary from generating income subject to current taxes to incurring losses that are deductable against future profits.

The initial court rulings in Tesco’s favour with respect to the reassessments of the 1997 and 1999 fiscal years were appealed by the Mexican tax authorities. In September 2004, the Corporation was advised that these appeals were denied. Tesco’s Mexican tax advisors have indicated that the decision of the appeal court with respect to these reassessments is final, although the tax authorities have the right to recommence audit proceedings and issue new reassessments at any time until years become statute barred. Tesco understands that, as a result of the court proceedings with respect to the 1997 and 1999 years, those years become statute barred in August 2005 and April 2007, respectively. Reassessments in respect of fiscal year 1996 and 1998 are still before the Mexican courts. Management estimates that the current maximum exposure to the Corporation, including taxes, interest and penalties, in respect of these two years still before the courts is approximately $8.7 million and continues to believe that the basis for the reassessments is incorrect.

Also, in July 2004 the Corporation reached a settlement, subject to final resolution, of the audit for the 2000 year and paid an additional amount of approximately $0.3 million. This payment was consistent with the amount the Corporation had previously provided and so resulted in no additional charge against earnings. Although no further years are currently under audit, management can give no assurances that further amounts will not be assessed for 2000 or any other year or that any such reassessments would not be upheld.

TESCO CORPORATION    Third Quarter Report

Critical Accounting Estimates

The preparation and presentation of the Corporation’s financial statements requires management to make estimates that significantly affect the results of operations and financial position reflected in the financial statements. In making these estimates, management applies accounting policies and principles that it considers provide the most meaningful and reliable financial reporting. Management considers the most significant of these estimates and their impact to be:

Accounting for Stock Options

The Corporation recognizes a compensation expense on options granted to employees. This compensation expense is based on the theoretical fair value of each option at its grant date, the estimation of which requires management to make assumptions about the future volatility of the Corporation’s stock price, future interest rates and the timing of employees’ decisions to exercise their options. The effect of a change in one or more of these variables could result in a materially different fair value.

Technology and Development Costs

The Corporation capitalizes certain product development costs based on management’s estimates of the ability of the Corporation to recover these costs from future profits expected from the product. In the event that management’s initial estimates of the commercial viability of a product are incorrect, capitalized costs must be written off. At September 30, 2004, the Corporation’s net book value of capitalized technology and development costs was $7.5 million, of which $7.2 million relates to Tesco’s Casing Drilling™ technology.

Impact of Anticipated Accounting Changes

The Corporation prepares its financial statements using policies that conform with accounting principles generally accepted in Canada. From time to time, the Canadian Institute of Chartered Accountants mandates changes to these principles that require changes to the Corporation’s accounting policies. Management is not aware of any actual or pending changes that will affect the Corporation’s 2004 financial statements.

Liquidity and Capital Resources

The Corporation’s net debt at September 30, 2004 was $9.2 million, a reduction of $4.0 million from June 30, 2004 and $5.9 million from December 31, 2003. The reduction in the quarter is the result of a reduction in the Canadian dollar amount of the Corporation’s debt as a result of exchange rate changes. This factor also contributed to the reduction in net debt from December 31, 2003 combined with an increase in cash balances on hand to $56.0 million. In June, 2004, the Corporation increased its bank line of credit to $35.0 million specifically for the purpose of ensuring that sufficient funds would be available to retire its Senior Notes on their due date of October 15, 2004. The Senior Notes were retired on their due date, resulting in the Corporation drawing down U.S.$10 million against its operating line. Management estimates that, at current interest and exchange rates, the retirement of the Senior Notes will reduce the Corporation’s quarterly net interest expense by approximately $0.8 million.

Financial Instruments and Contractual Commitments

There have been no material changes that would affect the Corporation’s disclosures relating to financial instruments and contractual commitments made in its most recent annual Management Discussion and Analysis.

Outlook

Tesco expects increased levels of drilling activity. The senior executives hired recently to fill the positions of Chief Operating Officer and Chief Financial Officer bring added focus and experience to organization. The combination of these factors coupled with Tesco’s technology based solutions for the upstream energy industry provides a positive outlook for Tesco for the balance of 2004 and into 2005.

TESCO CORPORATION    Third Quarter Report

Consolidated Balance Sheets

At September 30, 2004 and December 31, 2003
(Thousands of Canadian Dollars)
Unaudited

		September 30,	December 31,
	Notes	2004	2003
ASSETS
Current assets
Cash and short term deposits		$55,991	$52,075
Accounts receivable		40,387	41,817
Income taxes recoverable		2,370	1,641
Inventories		33,526	38,791
Future income taxes		6,858	6,779

		139,132	141,103
Property, plant and equipment		134,683	145,030
Property held for resale		5,690	8,437
Investment		7,830	7,830
Goodwill		7,638	7,504
Future Income Taxes		3,775	—
Intangible and other assets		13,331	15,191

		$312,079	$325,095

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$21,994	$34,013
Current portion of long term debt		62,038	63,448

		84,032	97,461
Long term debt	5	3,136	3,770
Future income taxes		—	2,346

		87,168	103,577

Contingency	7

SHAREHOLDERS’ EQUITY
Share capital	4	157,040	155,237
Contributed surplus		3,645	1,711
Retained earnings		64,226	64,570

		224,911	221,518

		$312,079	$325,095

TESCO CORPORATION    Third Quarter Report

Consolidated Statements of Earnings and Retained Earnings

At September 30, 2004 and December 31, 2003
(Thousands of Canadian Dollars)
Unaudited

	Notes	Three Months		Nine Months
		2004	2003	2004	2003
			(restated)		(restated)
REVENUES
Sales		$45,848	$48,560	$133,515	$145,776
Cost of sales		27,687	32,839	84,873	96,311

Gross profit		18,161	15,721	48,642	49,465

EXPENSES
Product development		813	2,696	3,391	8,657
Selling, general and administration		8,531	7,939	24,635	26,249
Depreciation and amortization		4,774	4,449	14,221	12,171
Stock compensation expense		795	570	1,933	1,141
Financial expense	2	1,538	3,129	3,992	5,442

		16,451	18,783	48,172	53,660

Earnings (loss) from operations before restructuring and other exceptional items		1,710	(3,062)	470	(4,195)

Restructuring and other exceptional items	3	—	—	—	20,624

Earnings (loss) before income taxes		1,710	(3,062)	470	(24,819)

Income taxes
Current		843	803	5,748	802
Future		(147)	(1,647)	(4,934)	(8,837)

		696	(844)	814	(8,035)

Net earnings (loss) for the period		1,014	(2,218)	(344)	(16,784)

Retained earnings, beginning of period		63,212	74,382	64,570	88,948

Retained earnings, end of period		$64,226	$72,164	$64,226	$72,164

Earnings (loss) per share:
Basic		$0.03	$(0.06)	$(0.01)	$(0.49)
Diluted		$0.03	$(0.06)	$(0.01)	$(0.49)

Weighted average number of shares:
Basic		34,747,247	34,610,596	34,716,963	34,508,000
Diluted		34,946,323	34,610,596	34,716,963	34,508,000

TESCO CORPORATION    Third Quarter Report

Consolidated Statements of Cash Flows

Three and nine months ended September 30, 2004 and 2003
(Thousands of Canadian Dollars)
Unaudited

	Notes	Three Months		Nine Months
		2004	2003	2004	2003
			(restated)		(restated)
OPERATING ACTIVITIES
Net earnings (loss) from continuing operations for the period		$(1,014)	$(2,218)	$(344)	$(16,784)
Adjusted for items not involving funds –
Stock compensation expense		795	570	1,933	1,141
Future income taxes		(147)	(1,647)	(4,934)	(8,837)
Impairment losses		—	—	—	1,011
Depreciation and amortization		4,774	4,449	14,221	12,171
Amortization of financial items		22	23	66	77
Gain on disposal of capital assets		(761)	—	(191)	—
Unrealized losses (gains) on exchange		(903)	1,169	59	(4,665)
Equity in earnings of affiliate		—	—	—	(366)

		4,794	2,346	10,810	(16,252)

Changes in non-cash balances affecting operations	6	(5,394)	10,511	(3,985)	13,622

		(600)	12,857	6,825	(2,630)

INVESTING ACTIVITIES
Additions to property, plant and equipment		(3,140)	(13,555)	(7,092)	(23,536)
Proceeds on sale of property, plant and equipment		3,916	398	4,232	2,716
Proceeds on sale of land		2,747	—	2,747	—
Purchase of Bo Gray assets		—	—	(134)	(50)
Intangible and other assets:
– payments		(1,664)	(11)	(2,203)	(1,166)
– receipts		88	37	3,079	468

		1,947	(13,131)	629	(21,568)
Decrease in accounts payable from:
Additions to property, plant and equipment		—	(607)	—	(4,526)
Purchase of Bo Gray assets		—	—	(3,334)	—

		1,947	(13,738)	(2,705)	(26,094)

FINANCING ACTIVITIES
Proceeds on long term debt		—	7,947	—	7,947
Repayments on long term debt		(226)	(211)	(668)	(211)
Issue of share capital		1,628	135	1,803	2,756

		1,402	7,871	1,135	10,492

Effect of foreign exchange losses on cash balances		(2,830)	(980)	(1,339)	(4,813)

Increase (decrease) in cash and cash equivalents		(81)	6,010	3,916	(23,045)
Net Cash and Cash Equivalents, beginning of period		56,072	29,632	52,075	58,687

Net Cash and Cash Equivalents, end of period		$55,991	$35,642	$55,991	$35,642

Cash is comprised of:
Bank balances		$19,886	$16,625	$19,886	16,625
Money Market Instruments		36,105	19,017	36,105	19,017

		$55,991	$35,642	55,991	35,642

TESCO CORPORATION    Third Quarter Report

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2004 and 2003
(Thousands of Canadian Dollars)
Unaudited

1.	ACCOUNTING POLICIES

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the Corporation’s audited consolidated financial statements for the year ended December 31, 2003.

2.	FINANCIAL (INCOME) EXPENSE

	Three months		Nine months
	2004	2003	2004	2003
Interest income	$(206)	$(157)	$(645)	$(467)
Interest expense	1,281	1,378	3,823	3,979
Foreign exchange (gain) loss	370	1,832	503	2,525
Other financial items	93	76	311	(595)

	$1,538	$3,129	3,992	5,442

3.	RESTRUCTURING AND OTHER EXCEPTIONAL ITEMS

During the quarter ended June 30, 2003, the Corporation incurred substantial exceptional costs and liabilities associated with the restructuring of its activities and other events. The charges against earnings in respect of these items were:

Work force reduction costs	$2,327
Write down of redundant inventory	9,422
Reserve for loss on sale of land	1,011
Equipment retrofit costs	4,886
Loss on bankruptcy of major customer	2,978

$20,624

4.	SHARE CAPITAL

Nine month periods ended	September 30, 2004		September 30, 2003
Issued common shares:
	# of shares	$	# of shares	$
Balance, January 1	34,706,130	155,237	34,342,796	151,826
Issued for cash on exercise of options	10,000	70	148,167	1,507

Balance, March 31	34,716,130	155,307	34,490,963	153,333
Issued for cash on exercise of options	15,000	105	111,900	1,124
Share issue costs		—		(10)

Balance, June 30	34,731,130	155,412	34,602,863	154,447
Issued for cash on exercise of options	201,550	1,628	13,267	135

Balance, September 30	34,932,680	157,040	34,616,130	154,582

TESCO CORPORATION    Third Quarter Report

Stock options: The Corporation recognizes a compensation expense in respect of options granted under its Stock Option Plan. Options outstanding and changes during the three months ended September 30, 2004 and 2003 are:

Nine month periods ended	2004		2003
		Average		Average
	# of options	exercise price	# of options	exercise price
Balance, January 1	2,097,700	$14.88	2,038,202	$14.30
Granted	—	$—	100,000	$14.40
Exercised	(10,000)	$7.00	(148,167)	$10.17
Expired	(3,350)	$17.90	(12,450)	$17.67

Balance, March 31	2,084,350	$14.91	1,977,585	$14.60
Granted	610,000	$9.89	565,000	$14.42
Exercised	(15,000)	$7.00	(111,900)	$10.04
Expired	(66,000)	$14.40	(89,238)	$15.00

Balance, June 30	2,613,350	$13.85	2,341,447	$14.74
Granted	300,000	$11.74	10,000	$12.90
Exercised	(201,550)	$8.08	(13,267)	$10.18
Expired	(117,100)	$14.15	(77,950)	$16.57

Balance, September	2,594,700	$14.04	2,260,230	$14.69

Details of options granted since January 1, 2002 and their fair values, determined using the Black Scholes option-pricing model, are:

			Time to	Risk free		Fair value
Date of grant	Options granted	Exercise price	exercise (years)	interest rate	Volatility	($000)
Mar 14/02	525,000	$19.35	4	4.83%	71%	5,700
Mar 26/03	34,000	$14.40	4	4.47%	58%	240
May 15/03	540,000	$14.42	4	4.02%	58%	3,785
May 20/03	25,000	$12.95	4	3.85%	58%	157
Aug 8/03	10,000	$12.90	4	3.82%	56%	60
May 6/04	610,000	$9.89	6	4.31%	62%	3,672
Aug 15/04	200,000	$11.85	6	4.51%	58%	1,396
Sep 6/04	100,000	$11.53	6	4.46%	58%	678

The Corporation has not recognized any compensation expense for options granted prior to January 1, 2003. If the Corporation had applied the fair value method of accounting for stock-based compensation for options granted in 2002, the pro forma effect of applying this method of accounting would be to decrease income for the three months and increase the loss for the nine months ended September 30, 2004 by $144 and $431 respectively. (2003 — increase the loss for the three and nine months by $312 and $935 respectively.)

5.	LONG TERM DEBT

Components of long term debt are:

	September 30,	December 31,
	2004	2003
U.S. $46,500 unsecured Senior Notes due on October 15, 2004. These notes bear interest at 7.59% payable semi-annually.	$58,764	$60,024
U.S. $3,760 lease obligation, bears interest at 4.59%, is repayable in monthly installments of U.S. $58, and is secured by machinery and equipment with a net book value of Canadian $4,906.	3,867	4,492
U.S. $2,125 demand mortgage payable, bears interest at 4.25%, is repayable in monthly installments of U.S. $16, and is secured by specific land and buildings.	2,543	2,702

	65,174	67,218
Less: current portion due within one year	62,038	63,448

	$3,136	$3,770

TESCO CORPORATION    Third Quarter Report

6.	SUPPLEMENTARY CASH FLOW INFORMATION

a)	Components of changes in non-cash balances affecting operations are:

	Three months		Nine months
	2004	2003	2004	2003
Decrease (increase) in accounts receivable	$765	$4,195	$1,430	$7,293
Decrease (increase) in income taxes recoverable	(743)	—	(729)	(2,312)
Decrease (increase) in inventories	1,593	4,157	5,265	3,775
Increase (decrease) in accounts payable and accrued liabilities	(5,743)	2,159	(8,685)	4,866
Payment related to future taxes	(1,266)	—	(1,266)	—

	$(5,394)	$10,511	$(3,985)	13,622

b)	Cash payments in respect of:

	Three months		Nine months
	2004	2003	2004	2003
Interest	$2,443	$2,442	$4,886	$5,213
Income taxes	$2,852	$1,775	$7,743	$4,087

c)	Cash receipts in respect of:

	Three months		Nine months
	2004	2003	2004	2003
Interest	$226	$148	$606	$662
Income taxes	$—	$23	$—	$23

7.	CONTINGENCY

The initial court rulings in Tesco’s favour with respect to the reassessments of the 1997 and 1999 fiscal years were appealed by the Mexican tax authorities. In September, 2004, the Corporation was advised that these appeals were denied. Tesco’s Mexican tax advisors have indicated that the decision of the appeal court with respect to these reassessments is final, although the tax authorities have the right to recommence audit proceedings and issue new reassessments at any time until years become statute barred. Tesco understands that, as a result of the court proceedings with respect to the 1997 and 1999 years, those years become statute barred August, 2005 and April, 2007, respectively. Reassessments in respect of fiscal year 1996 and 1998 are still before the Mexican courts. Management estimates that the current maximum exposure to the Corporation, including taxes, interest and penalties, in respect of these two years still before the courts is approximately $8.7 million and continues to believe that the basis for the reassessments is incorrect.

TESCO CORPORATION    Third Quarter Report

Segment Information

Three and nine months ended September 30, 2004 and 2003
(Thousands of Canadian Dollars)
Unaudited

Three months to:	September 30, 2004				September 30, 2003
Operations:	Revenues		Depreciation and	Earnings before	Revenues		Depreciation and	Earnings before
	Internal	Third party	amortization	taxes	Internal	Third party	amortization	taxes
Products	6,114	13,573	746	1,858	9,238	16,343	448	3,799
Services	772	32,275	3,757	5,759	934	32,217	3,591	1,764

	6,886	45,848	4,503	7,617	10,172	48,560	4,039	5,563

Intersegment eliminations			(219)	(255)			(163)	133
Product development expense			—	(813)			117	(2,696)
Restructuring and other exceptional items			—	—			—	—
Corporate items			490	(4,839)			456	(6,062)

			4,774	1,710			4,449	(3,062)

Geographic:				Revenues				Revenues
Canada				3,621				5,883
United States				22,734				23,534
Mexico				2,212				8,950
South America				5,680				2,020
South East Asia				6,289				4,709
Europe, Africa and Middle East				5,312				3,464

				45,848				48,560

Nine months to:	September 30, 2004				September 30, 2003
Operations:	Revenues		Depreciation and	Earnings before	Revenues		Depreciation and	Earnings before
	Internal	Third party	amortization	taxes	Internal	Third party	amortization	taxes
Products	19,193	35,634	2,229	(322)	34,074	50,135	978	9,374
Services	1,876	97,881	11,099	17,881	4,599	95,641	10,451	8,649

	21,069	133,515	13,328	17,559	38,673	145,776	11,429	18,023

Intersegment eliminations			(572)	(166)			(1,071)	1,213
Product development expense			—	(3,391)			462	(8,657)
Restructuring and other exceptional items			—	—			—	(20,624)
Corporate items			1,465	(13,532)			1,351	(14,774)

			14,221	470			12,171	(24,819)

Geographic:				Revenues				Revenues
Canada				15,007				24,356
United States				67,337				62,057
Mexico				7,329				25,793
South America				10,635				6,578
South East Asia				21,287				16,421
Europe, Africa and Middle East				11,920				10,571

				133,515				145,776

TESCO CORPORATION    Third Quarter Report

Tesco Corporation
6204 – 6A Street S.E., Calgary, Alberta, Canada T2H 2B7
Tel: 403 233-0757   Fax: 403 252-3362
investor@tescocorp.com   www.tescocorp.com

TESCO

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